Exhibit 99.1
ITURAN PRESENTS RECORD SUBSCRIBER GROWTH, RECORD
REVENUE & RECORD EBITDA IN ITS FULL YEAR 2022 RESULTS

Subscriber-adds in Q4 of 46,000 and 185,000 for FY 2022
Expects recent strong subscriber growth to contribute to accelerated growth in 2023

AZOUR, Israel – February 28, 2023 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the fourth quarter and full year of 2022.

Highlights of full year 2022
•	Number of subscribers reached 2,066,000 at year-end adding a record 185,000 over the year; Surpassed the milestone of 2 million subscribers;
•	Record revenue of $293.1 million, an increase of 8% year-over-year;
•	Net income of $37.1, an increase of 8% year-over-year;
•	Record EBITDA of $78.9 million, an increase of 9% year-over-year;
•	Generated $45.1 million in full year operating cash flow;
•	Year-end net cash and marketable securities of $16.0 million;
•	Returns to shareholders: issued $12 million in dividends and bought back shares in the amount of $8.4 million during the year;

Highlights of the fourth quarter of 2022
•	46,000 net subscriber growth: net increase in aftermarket of 44,000 and net increase in OEM of 2,000;
•	Revenues of $74.9 million, an increase of 7% year-over-year;
•	Net income was $9.6 million, similar to that of last year;
•	EBITDA of $20.6 million, up 9% year-over-year;
•	Generated $15.9 million in quarterly operating cash flow;
•	Declared dividend of $3 million and continued share buy-back program totaling $3 million in the quarter;

Subscriber Growth Forecast in 2023

Management’s expectations for the growth rate of the global after-market subscriber base in 2023 at between 180,000 to 200,000, net new subscribers-adds.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “2022 was a good year for Ituran and sets us exceptionally well for 2023 and beyond. We expect that 2023 is the year that we will increasingly enjoy the fruits of efforts over the past two years which led us to approximately doubling the quarterly net-adds and growth in our subscriber base. This has been a culmination of our adding new and attractive products and services, focused on bringing strong value and meeting our customer’s needs as well as harvesting the synergies of our 2 million-plus subscriber base across all our geographies.”

Continued Mr. Sheratzky, “We are very happy with the 2022 financial results, showing continued growth, and record revenue and record EBITDA. We also demonstrated our highest subscriber gross margin since 2018, demonstrating that the operating leverage in our business is now becoming more apparent. The strong growth in our subscriber base is also beginning to be expressed in our subscriber revenue growth, which in local currencies showed a 11% year-over-year growth, and as our subscriber revenues grow, the inherent operating leverage in our model will enable the gross margin to continue to trend upwards.  Looking ahead, we are excited for the year ahead, and expect the positive trends that started in 2022 to continue into 2023 and beyond.”

Fourth quarter 2022 Results

Revenues for the fourth quarter of 2022 were $74.9 million, an increase of 7% compared with revenues of $70.4 million in the fourth quarter of 2021.

72% of revenues were from location-based service subscription fees and 28% were from product revenues.

Revenues from subscription fees were $53.9 million, an increase of 10% over fourth quarter 2021 revenues. In local currency terms, subscription revenues grew by 14% compared with that of the fourth quarter of last year.

The subscriber base amounted to 2,066,000 as of December 31, 2022. This represents an increase of 46,000 net over that of the end of the prior quarter, and an increase of 185,000 year-over-year. During the quarter, there was an increase of 44,000 in the aftermarket subscriber base and a increase of 2,000 in the OEM subscriber base.

Product revenues were $21.1 million, a decrease of 2% compared with that of the fourth quarter of 2021. While decreasing in US dollar terms, in local currency terms, product revenues increased by 4%, compared with that of the fourth quarter of last year.

Gross profit for the quarter was $35.9 million (47.8% of revenues), a 6% increase compared with gross profit of $33.8 million (48.1% of revenues) in the fourth quarter of last year.

The gross margin in the quarter on subscription revenues was 57.9%, compared with 56.9% in the fourth quarter of last year. The gross margin on products was 22.0% in the quarter, compared with 28.2% in the fourth quarter of last year.

Operating income for the quarter was $15.3 million (20.4% of revenues), an increase of 8% compared with an operating income of $14.2 million (20.2% of revenues) in the fourth quarter of last year.

EBITDA for the quarter was $20.6 million (27.4% of revenues), an increase of 9% compared with an EBITDA of $18.9 million (26.9% of revenues) in the fourth quarter of last year.

Financial expense for the quarter was $1.3 million compared with a financial expense of $0.8 million in the fourth quarter of last year.

Net income for the fourth quarter of 2022 was $9.6 million (12.8% of revenues) or diluted earnings per share of $0.47, at the similar level of $9.6 million (13.6% of revenues) or diluted earnings per share of $0.46 in the fourth quarter of last year.

Cash flow from operations for the fourth quarter of 2022 was $15.9 million.

Full Year 2022 Results

Revenues for 2022 was a record $293.1 million, an 8% increase over the $270.9 million reported in 2021.  In local currency terms, revenue grew by 10% compared with that of 2021.

72% of revenues were from location-based service subscription fees and 28% were from product revenues.

Revenues from subscription fees were $209.6 million, representing an increase of 10% over 2021. In local currency terms, subscription revenue grew by 11% compared with that of 2021.

Product revenues were $83.5 million, representing an increase of 3% compared with 2021. In local currency terms, product revenue grew by 6% compared with that of 2021.

Gross profit for the year was $137.6 million (46.9% of revenues). This represents an increase of 8% compared with gross profit of $127.8 million (47.2% of revenues) in 2021. The gross margin in the year on subscription revenues was 57.0%, compared with 56.0% in 2021. The gross margin on products was 21.7%, compared with 26.6% in 2021.

Operating profit for 2022 was $58.8 million (20.1% of revenues) an increase of 8% compared with operating profit of $54.6 million (20.2% of revenues) in 2021.

EBITDA for 2022 was a record $78.9 million (26.9% of revenues), an increase of 9% compared to $72.7 million (26.8% of revenues) in 2021.

Net income in 2022 was $37.1 million (12.7% of revenues) or fully diluted earnings per share of $1.82, an increase of 8% compared with net income of $34.3 million (12.6% of revenues) or fully diluted earnings per share of $1.65 in 2021.

Cash flow from operations for the year was $45.1 million.

As of December 31, 2022, the Company had cash, including marketable securities, of $28.2 million and debt of $12.2 million, amounting to a net cash of $16.0 million. This is compared with cash, including marketable securities, of $54.7 million and debt of $31.4 million, amounting to a net cash of $23.3 million, as of December 31, 2021.

Dividend

For the fourth quarter of 2022, a dividend of $3 million was declared.

Buy Back

On August 23, 2021, Ituran announced that its Board of Directors made the decision to continue executing on the $19 million remainder of a $25 million share buy-back program that was first announced in 2019. Share repurchases, were funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms.

In the fourth quarter, under the renewed program, Ituran purchased 131,000 shares for a total of $3.0 million. During 2022, a total of 357,000 were purchased, totaling $8.4 million.

Conference Call Information

The Company will also be hosting a conference call later today, February 28, 2023 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

  ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2022

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2022

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(In thousands)	2022	2021

Current assets

Cash and cash equivalents	27,850	50,306
Investments in marketable securities	316	4,405
Accounts receivable (net of allowance for doubtful accounts)	45,821	43,916
Other current assets	48,156	36,979
Inventories	28,509	27,128
	150,652	162,734

Long-term investments and other assets
Investments in affiliated companies	1,188	885
Investments in other companies	1,779	1,866
Other non-current assets	3,129	3,146
Deferred income taxes	11,400	11,091
Funds in respect of employee rights upon retirement	15,146	16,205
	32,642	33,193

Property and equipment, net	45,598	35,652

Operating lease right-of-use assets, net	9,552	4,690

Intangible assets, net	12,620	16,753

Goodwill	39,510	39,999

Total assets	290,574	293,021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(In thousands)	2022	2021

Current liabilities
Credit from banking institutions	12,190	18,257
Accounts payable	21,937	21,275
Deferred revenues	21,783	24,333
Other current liabilities	37,373	40,767
	93,283	104,632

Long-term liabilities
Long term loan	-	13,169
Liability for employee rights upon retirement	21,224	22,476
Deferred income taxes	1,534	1,952
Deferred revenues	13,036	8,902
Operating lease liabilities, non-current	6,567	1,750
Others non-current liabilities	2,071	2,337
	44,432	50,586
Stockholders’ equity	145,797	132,460
Non-controlling interests	7,062	5,343
Total equity	152,859	137,803

Total liabilities and equity	290,574	293,021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31,
except per share data)	2022	2021	2022	2021

Revenues:
Telematics services	209,558	189,649	53,887	48,776
Telematics products	83,514	81,235	21,061	21,580
	293,072	270,884	74,948	70,356

Cost of revenues:
Telematics services	90,129	83,427	22,674	21,043
Telematics products	65,381	59,619	16,421	15,501
	155,510	143,046	39,095	36,544

Gross profit	137,562	127,838	35,853	33,812
Research and development expenses	16,848	14,099	4,616	3,931
Selling and marketing expenses	13,327	13,262	3,302	3,415
General and administrative expenses	48,705	46,118	12,574	12,393
Other expenses (income), net	(92)	(256)	57	(104)
Operating income	58,774	54,615	15,304	14,177
Other expenses, net	-	(109)	-	(106)
Financing income (expenses), net	(5,944)	(5,538)	(1,292)	(822)
Income before income tax	52,830	48,968	14,012	13,249
Income tax expenses	(12,745)	(11,854)	(3,747)	(2,799)
Share in gains (losses) of affiliated companies, net	(585)	(102)	(173)	(63)
Net income for the period	39,500	37,012	10,092	10,387
Less: Net income attributable to non-controlling interest	(2,397)	(2,756)	(520)	(812)
Net income attributable to the Company	37,103	34,256	9,572	9,575

Basic and diluted earnings per share attributable to Company’s stockholders	1.82	1.65	0.47	0.46

Basic and diluted weighted average number of shares outstanding (in thousands)	20,418	20,769	20,242	20,651

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2022	2021	2022	2021
Cash flows from operating activities
Net income for the period	39,500	37,012	10,092	10,387
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	20,134	18,096	5,263	4,767
Interest and exchange rate differences on loans	-	(47)	-	(47)
Loss (gain) in respect of marketable securities and other investments	3,860	2,387	20	(222)
Increase (decrease) in liability for employee rights upon retirement	1,243	2,069	(58)	501
Share in losses of affiliated company, net	585	102	173	63
Deferred income taxes	(737)	(443)	(622)	351
Capital losses (gain) on sale of property and equipment, net	(224)	(166)	80	(75)
Decrease (increase) in accounts receivable	(5,104)	(3,994)	(812)	2,997
Decrease (increase) in other current and non-current assets	(11,055)	1,047	(832)	(1,961)
Decrease (increase) in inventories	(5,835)	(3,841)	2,975	247
Increase (decrease) in accounts payable	1,419	1,776	(1,157)	(49)
Increase (decrease) in deferred revenues	2,169	318	1,162	(181)
Increase in obligation for purchase non-controlling interests	-	967	-	281
Increase (decrease) in other current and non-current liabilities	(837)	507	(370)	(1,017)
Net cash provided by operating activities	45,118	55,790	15,914	16,042

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(868)	(2,097)	(320)	(240)
Capital expenditures	(26,505)	(16,626)	(7,747)	(5,380)
Investments in affiliated and other companies, net	(1,076)	(675)	(386)	(255)
Proceed from (repayment of) long term deposit	147	(48)	60	68
Investment in marketable securities	(103)	-	-	-
Proceeds from sale of property and equipment	1,051	922	203	225
Net cash used in investment activities	(27,354)	(18,524)	(8,190)	(5,582)

Cash flows from financing activities
Repayment of long-term credit	(16,269)	(23,576)	(3,976)	(4,403)
Short term credit from banking institutions, net	(181)	(197)	(33)	(48)
Settlement of obligation to purchase non-controlling interests	-	(11,281)	-	(11,281)
Dividend paid	(11,465)	(15,809)	(2,844)	(2,905)
Dividend paid to non-controlling interests	-	(522)	-	(98)
Acquisition of company shares	(8,445)	(7,281)	(2,999)	(5,411)
Net cash used in financing activities	(36,360)	(58,666)	(9,852)	(24,146)
Effect of exchange rate changes on cash and cash equivalents	(3,860)	(477)	(90)	1,045
Net decrease in cash and cash equivalents	(22,456)	(21,877)	(2,218)	(12,641)
Balance of cash and cash equivalents at beginning of period	50,306	72,183	30,068	62,947
Balance of cash and cash equivalents at end of period	27,850	50,306	27,850	50,306

Supplementary information on financing and investing activities not involving cash flows:
In November 2022, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in January 2023.